ID# 259013

82-34866

05011376

RECEIVED
SEP 20 2005
PROCESSING
213 SECTION

SOLBEC
PHARMACEUTICALS LTD

SUPPL

9 September 2005

SOLBEC TO OFFER TO EXCHANGE OPTIONS FOR SHARES

Summary

- Solbec to offer to exchange Options for Shares

Perth, Australia. Friday 9 September 2005: Further to the Company's announcement of 26 August 2005, the Directors advise that subject to all relevant approvals, including shareholders, the Company will make an offer to exchange listed options in Solbec for ordinary shares in Solbec.

The purpose of the offer is to enhance the capital structure of the Company.

The exchange ratio and other details, including timing, will be announced next week.

Further information:

Tony Kiernan
Chairman
Tel: (08) 9323 0999
Mob: 0418 912 843
Email: tony.kiernan@solbec.com.au

dlw 9/21